EXHIBIT 2
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PRESS RELEASE

      FUTUREMEDIA ACQUIRES LEADING SWEDISH E-LEARNING COMPANY OPEN TRAINING

 COMPLEMENTARY PRODUCT RANGES AND BLUE CHIP CLIENTS TO STRENGTHEN FUTUREMEDIA'S
                           EUROPEAN MARKET LEADERSHIP

BRIGHTON, UK--November 9, 2004 -- Futuremedia Plc (NasdaqSC:FMDAY), a leading European e-learning solutions provider, announced today that is has signed an agreement for the acquisition of 100% of the outstanding shares in the Swedish e-learning provider Open Training.

Open Training has its head office in Stockholm with branch offices in Gothenburg and Vasteras, Sweden. Its clients include many Scandinavian blue chip companies, among them Scandinavian Airlines, NCC, Pfizer, Ericsson, Kongsberg Aerospace & Defense, Saab Automobile, Volvo Trucks, and the Stockholm Stock Exchange. Currently Open Training has 15 employees, and it is not expected that there will be major changes to that number.

With core expertise in the areas of sales training, product launches, quality assurance and security, Open Training's product offering complements and broadens Futuremedia's range, thus strengthening leadership in the European market. In addition, the acquisition will provide Futuremedia with a footprint in Scandinavia, the second largest e-learning market in Europe. The Scandinavian governments were the first in Europe to implement subsidized home computing programs, opening the Scandinavian markets to Futuremedia's award-winning Learning For All(TM) offering.

Open Training's offering includes custom designed learning content, its proprietary "Learngate" Learning Management System and "Learnlab" content authoring tool, consulting and implementation services. With 2004 revenues of approximately US $2 million, Open Training has demonstrated a profitable and cash flow positive performance and is debt-free. Futuremedia has agreed to pay approximately US $2 million in cash and stock to acquire all of Open Training's shares, with an earn out provision subject to specific performance targets. In addition Futuremedia expects to issue a minimum of 300,000 options to key Open Training employees. The acquisition is subject to customary closing conditions and is expected to be completed no later than December 20, 2004.

"We are very pleased to be joining forces with Open Training, a leading Scandinavian e-learning provider, as a first milestone in our European expansion strategy. Scandinavian companies are advanced users of e-learning and the region was the first in Europe to widely adopt government subsidized home computing initiatives which have grown into a billion dollar annual market opportunity. Open Training's proven technology and quality product range adds substantial value to our current offering and provides us with the opportunity to grow our presence in Scandinavia thereby reinforcing our position as a European market leader," said Mats Johansson, Chief Executive Officer of Futuremedia. "We expect this acquisition to be accretive from Q3 of fiscal 2005, as well as having an immediate effect on our top-line growth, both of which will more than offset dilution. As we have stated in the past, Futuremedia sees itself as a consolidator in our industry, and we expect to continue to pursue opportunities such as this if and when they appear."

"It is very exciting for us to team up with an e-learning provider of Futuremedia's caliber," said Hans-Erik Eriksson, Executive Chairman and Founder of Open Training. "Our target market consists of large Scandinavian corporations which typically prefer to work with 'one-stop, preferred suppliers' that can provide fully integrated, front-to-end solutions. Becoming part of Futuremedia should allow us to substantially increase our growth rate. Our combined offering has the potential to expand our customer base and create the strongest and broadest solution in the Scandinavian market for e-learning and a valuable partner for Home Computing Initiative implementations."
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About Open Training

Open Training is a leading Swedish e-learning company with head office in Stockholm and branch offices Gothenburg and Vasteras. The company, which was founded in 1999, supplies e-learning tools and platforms, custom-made course production and consulting services on modern learning solutions. Among its customers are Scandinavian Airlines, NCC, Pfizer, Ericsson, Kongsberg Aerospace & Defense, Saab Automobile, Volvo Trucks, and the Stockholm Stock Exchange.

About Futuremedia:

Futuremedia plc (est. 1983) is a leading European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the learning and training markets. Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, the UK National Health Service, Royal Mail, The Surrey Partnership and Syngenta. The Company is partnered with Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft in delivering its products and solutions.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks related to acquisitions and their integration, the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.


Contact:
     Contact:
     Mats Johansson, CEO
     Futuremedia
     Voice: +44 1273 829700

     Annemieke Blondeel, IR for Futuremedia
     Voice: +44 1308 863 871
     Email: ir@futuremedia.co.uk

     Crocker Coulson, President
     CCG Investor Relations
     Voice: +1 818 789 1000
     Email: Crocker.coulson@ccgir.com